UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Perfect Corp.
(Name of the Issuer)

Perfect Corp.
ProjectNY
Ms. Alice H. Chang
GOLDEN EDGE CO., LTD.
DVDonet.com. Inc.
World Speed Company Limited
CyberLink International Technology Corp.
CyberLink Corp.
Mr. Jau-Hsiung Huang
Ms. Hsiao-Chuan (Iris) Chen
(Names of Persons Filing Statement)
Class A Ordinary Shares, par value US$0.10 per share
(Title of Class of Securities)
G7006A109
(CUSIP Number)
Perfect Corp. 14F, No. 98 Minquan Road Xindian District New Taipei City 231, Taiwan Telephone: +886-2-8667-1265
ProjectNY
Ms. Alice H. Chang
GOLDEN EDGE CO., LTD.
DVDonet.com. Inc.
World Speed Company Limited
Ms. Hsiao-Chuan (Iris) Chen
c/o Ms. Alice H. Chang
14F, No. 98 Minquan Road
Xindian District
New Taipei City 231, Taiwan
+886-2-8667-1265

CyberLink International Technology Corp.
CyberLink Corp.
Mr. Jau-Hsiung Huang
15F., No.100, Minquan RD.
Xindian District
New Taipei City 231, Taiwan
+886-2-8667-1298
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Ching-Yang Lin, Esq. Sullivan & Cromwell LLP c/o 20th Floor, Alexandra House 18 Chater Road, Central Hong Kong +852-2826-8688	James Chang, Esq. DLA Piper UK LLP 20th Floor South Tower Beijing Kerry Center No.1 Guanghua Road, Chaoyang District Beijing 100020, PRC +86 10 8520 0608

This statement is filed in connection with (check the appropriate box):
☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):
(a)
Perfect Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A ordinary shares, par value US$0.10 per share (each, a “Class A Share”, and collectively, the “Class A Shares,” and, together with the Class B ordinary shares of the Company, par value US$0.10 per share (each, a “Class B Share” and collectively, the “Class B Shares”), the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)
ProjectNY, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”);

(c)
Ms. Alice H. Chang, the founder, a director and the chief executive officer of the Company (“Chairwoman”);

(d)
GOLDEN EDGE CO., LTD., a British Virgin Islands company controlled by the Chairwoman (“Golden Edge”);

(e)
DVDonet.com. Inc., a British Virgin Islands company controlled by the Chairwoman (“DVDonet”);

(f)
World Speed Company Limited, a British Virgin Islands company controlled by the Chairwoman (“World Speed”);

(g)
CyberLink International Technology Corp., a British Virgin Islands company (“CIT”);

(h)
CyberLink Corp., a company incorporated in Taiwan and listed on Taiwan Stock Exchange under the code 5203 (“CyberLink”);

(i)
Mr. Jau-Hsiung Huang, the chairman of CyberLink and the spouse of the Chairwoman (“Mr. Huang”); and

(j)
Ms. Hsiao-Chuan (Iris) Chen, a director of Golden Edge and Vice President and Head of Finance and Accounting of the Company (“Ms. Chen”).

Filing Persons (c) through (f) are collectively referred to herein as the “Chairwoman Parties.” Filing Persons (g), (h) and (i) are collectively referred to herein as the “CyberLink Parties.” The Chairwoman Parties and CIT are collectively referred to herein as “Continuing Shareholders.” Filing Persons (c) and (j) are collectively referred to herein as “Management Filing Persons.” Filing Persons (b) through (j) are collectively referred to herein as the “Participants.”
On July 10, 2026, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with Part 16 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act) (the “Surviving Company”).
Under the terms of the Merger Agreement, if the Merger is registered by the Registrar of Companies of the Cayman Islands or at such later date as may be specified in the plan of merger executed by the Company and the Merger Sub in accordance with the Cayman Islands Companies Act (the “Plan of Merger”), at the effective time of the Merger (the “Effective Time”), each Class A Share and each Class B Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$2.00 in cash per Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), except for (i) Class A Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act (the “Dissenting Shares”), (ii) Shares held by the Continuing Shareholders (the “Continuing Shares”), and (iii) any Shares held by the Company or its subsidiaries (the “Excluded

Shares”). The Dissenting Shares will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Dissenting Shares determined in accordance with Section 238 of the Cayman Islands Companies Act. The Continuing Shares will not be cancelled and will remain outstanding and continue to exist without interruption as the same number of validly issued, fully paid and non-assessable ordinary shares, par value US$0.10 per share, of the Surviving Company, and the Continuing Shareholders will not receive any payment of consideration therefor. The Excluded Shares will be cancelled and cease to exist without payment of any consideration or distribution therefor. In addition, each warrant to purchase Shares outstanding immediately prior to the Effective Time (each, a “Company Warrant” and collectively, “Company Warrants”) will be treated in the manner set forth in certain warrant agreement, dated June 8, 2021, by and between Provident Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended by that certain assignment, assumption and amendment agreement, dated October 28, 2022, by and among Provident Acquisition Corp., the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”). Each ordinary share, par value US$0.10 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, without payment of any consideration or distribution therefor.
In addition, at the Effective Time, the Company will (i) terminate the Company’s stock compensation plan adopted by the board of directors of the Company (the “Board”) on December 13, 2021 (the “Stock Compensation Plan”), the director equity incentive plan adopted by the Board on October 23, 2023 (the “Director Equity Incentive Plan”), and all amendments and modifications to the Stock Compensation Plan and the Director Equity Incentive Plan (collectively, the “Share Incentive Plans” and any one of the foregoing plans, the “Share Incentive Plan”); and (ii) cancel each option to purchase Shares under the Share Incentive Plans (the “Company Option”) that is then outstanding and unexercised, whether or not vested or exercisable. As soon as practicable after the Effective Time, each former holder of a Company Option that is cancelled at the Effective Time (whether vested or unvested) shall, in exchange thereof, be paid by the Surviving Company or one of its subsidiaries, a cash amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per Share underlying such Company Option (the “Exercise Price”) and (y) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.
In order for the Merger to be completed, the Merger Agreement, the Plan of Merger, and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, and, upon the Merger becoming effective, (i) the variation of the authorized share capital of the Company from US$82,000,000 divided into (1) 700,000,000 Class A Shares of a par value of US$0.10 each, (2) 90,000,000 Class B Shares of a par value of US$0.10 each and (3) 30,000,000 shares of a par value of US$0.10 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the existing memorandum and articles of association of the Company to US$[10,000,000.00] divided into [100,000,000] ordinary shares of a par value of [US$0.10] each (the “Variation of Capital”) and (ii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of a new memorandum and articles of association of the Company (as the Surviving Company) in the form attached to the Plan of Merger (the “Amendment of the M&A”), must be approved and adopted by a special resolution (as defined in the Cayman Islands Companies Act) of the Company’s shareholders, which requires the affirmative vote of at least two-thirds of the votes cast by the holders of Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company (including any adjournment thereof, the “Shareholders Meeting”). Neither the Cayman Islands Companies Act nor the Merger Agreement requires the Merger Agreement, the Plan of Merger or the Transactions, including the Merger, the Variation of Capital and the Amendment of the M&A, to be authorized and approved by holders of a majority of the issued and outstanding Shares held by shareholders unaffiliated with the Participants.
As of the date of this Schedule 13E-3, the Continuing Shareholders collectively beneficially own an aggregate of 37,558,217 Class A Shares and 16,788,718 Class B Shares, which represent approximately 53.4% of the total issued and outstanding Shares and approximately 81.2% of the total voting power of the outstanding Shares (in each case excluding (i) Class A Shares reserved for future issuance pursuant to outstanding Company Options granted pursuant to the Share Incentive Plans; (ii) Class A Shares underlying the outstanding Company Warrants; and (iii) Shares issuable to the selected shareholders of the Company within five years from October 28, 2022, upon the occurrence of certain milestones). Pursuant to the terms of (a) the voting and support agreement dated as of July 10, 2026, by and among the Chairwoman Parties and Merger Sub and (b) the voting and support agreement dated as of July 10, 2026, by and between CIT and Merger Sub, each Continuing Shareholder will vote all Shares beneficially owned by such Continuing Shareholder in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the Shareholders Meeting.
The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Schedule 13E-3), relating to the Shareholders’ Meeting, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Amendment of the M&A. Copies of the Merger Agreement and the Plan of Merger are attached to the Proxy Statement as Annex A and Annex B, respectively, and are incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.
All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has provided any disclosure with respect to any other Filing Person.
Item 1   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2   Subject Company Information
(a)
Name and Address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

(b)
Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“The Extraordinary General Meeting — Record Date; Shares Entitled to Vote”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)
Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Market Price of the Class A Shares, Dividends and Other Matters — Market Price of the Class A Shares”

(d)
Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Market Price of the Class A Shares, Dividends and Other Matters — Dividend Policy”

(e)
Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Class A Shares — Prior Public Offerings”

(f)
Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Class A Shares”

•
“Special Factors — Related Party Transactions”

Item 3   Identity and Background of Filing Person
(a)
Name and Address.   Perfect Corp. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

(b)
Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

(c)
Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

Item 4   Terms of the Transaction
(a)(1)
Material Terms — Tender Offers. Not applicable.

(a)(2)
Material Terms — Mergers or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors”

•
“The Extraordinary General Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(c)
Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Extraordinary General Meeting — Proposals to be Considered at the Extraordinary General Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(d)
Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Dissenters’ Rights of Shareholders”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Dissenters’ Rights”

•
“Dissenters’ Rights”

•
“Annex D — Cayman Islands Companies Act  — Section 238”

(e)
Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Provisions for Unaffiliated Security Holders”

(f)
Eligibility of Listing or Trading.   Not applicable.

Item 5   Past Contacts, Transactions, Negotiations and Agreements
(a)
Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“Transactions in the Class A Shares”

(b)
Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(c)
Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(e)
Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Summary Term Sheet — Voting and Support Agreements”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Voting and Support Agreements”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“Special Factors — Voting by the Participants at the Extraordinary General Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Transactions in the Class A Shares”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 6   Purposes of the Transaction and Plans or Proposals
(b)
Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(c)(1) – (8)
Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Merger”

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Summary Term Sheet — Financing of the Merger”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 7   Purposes, Alternatives, Reasons and Effects
(a)
Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

(b)
Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Participants as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Alternatives to the Merger”

•
“Special Factors — Effects on the Company if the Merger Is Not Completed”

(c)
Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Participants as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Alternatives to the Merger”

(d)
Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Effects on the Company if the Merger Is Not Completed”

•
“Special Factors — Effects of the Merger on the Company’s Net Book Value and Net Earnings”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Material U.S. Federal Income Tax Consequences”

•
“Special Factors — Material Taiwan Income Tax Consequences”

•
“Special Factors — Material Cayman Islands Tax Consequences”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 8   Fairness of the Transaction
(a) – (b)
Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendation of the Special Committee and the Board”

•
“Summary Term Sheet — Position of the Participants as to the Fairness of the Merger”

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Participants as to the Fairness of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex C — Opinion of Kroll as Financial Advisor”

(c)
Approval of Shareholders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“The Extraordinary General Meeting — Vote Required”

(d)
Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex C — Opinion of Kroll as Financial Advisor”

(e)
Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendation of the Special Committee and the Board”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)
Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9   Reports, Opinions, Appraisals and Negotiations
(a)
Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex C — Opinion of Kroll as Financial Advisor”

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex C — Opinion of Kroll as Financial Advisor”

(c)
Availability of Documents.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Class A Shares or his, her or its representative who has been so designated in writing.
Item 10   Source and Amount of Funds or Other Consideration
(a)
Source of Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(b)
Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

(c)
Expenses.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Special Factors — Fees and Expenses”

(d)
Borrowed Funds.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

Item 11   Interest in Securities of the Subject Company
(a)
Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)
Securities Transactions.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Class A Shares”

Item 12   The Solicitation or Recommendation
(d)
Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Summary Term Sheet — Voting and Support Agreements”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Voting and Support Agreements”

•
“Special Factors — Voting by the Participants at the Extraordinary General Meeting”

•
“The Extraordinary General Meeting — Vote Required”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)
Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendation of the Special Committee and the Board”

•
“Summary Term Sheet — Position of the Participants as to the Fairness of the Merger”

•
“Summary Term Sheet — Voting and Support Agreements”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Participants as to the Fairness of the Merger”

•
“Special Factors — Voting and Support Agreements”

•
“The Extraordinary General Meeting — The Board’s Recommendation”

Item 13   Financial Statements
(a)
Financial Information.   The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2025 and 2024 are incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2025, filed on March 13, 2026 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Financial Information”

•
“Where You Can Find More Information”

(b)
Pro Forma Information. Not applicable.

Item 14   Persons/Assets, Retained, Employed, Compensated or Used
(a)
Solicitations or Recommendations.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“The Extraordinary General Meeting — Solicitation of Proxies”

(b)
Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

Item 15   Additional Information
(c)
Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16   Exhibits
(a) – (1)	Preliminary Proxy Statement of the Company dated , 2026.
(a) – (2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a) – (3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a) – (4)	Press Release issued by the Company, dated July 10, 2026, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on July 10, 2026.
(c) – (1)	Opinion of Kroll LLC (“Kroll”), operating through its Duff & Phelps Opinions Practice, dated July 10, 2026, incorporated herein by reference to Annex C to the Proxy Statement.
(c) – (2)	Discussion materials prepared by Kroll, operating through its Duff & Phelps Opinions Practice, for discussion with the special committee of the board of directors of the Company, dated July 10, 2026.
(d) – (1)	Agreement and Plan of Merger, dated July 10, 2026, between the Company and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d) – (2)
Voting and Support Agreement, dated July 10, 2026, by and between Merger Sub and CIT, incorporated herein by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by CIT with the SEC on July 10, 2026.

(d) – (3)
Voting and Support Agreement, dated July 10, 2026, by and among Merger Sub and the Chairwoman Parties, incorporated herein by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Ms. Alice H. Chang with the SEC on July 10, 2026.

(d) – (4)
Limited Guarantee, dated July 10, 2026, issued and delivered by the Chairwoman in favor of the Company, incorporated herein by reference to Exhibit 8 to Amendment No. 2 to Schedule 13D filed by Ms. Alice H. Chang with the SEC on July 10, 2026.

(d) – (5)
Consortium Termination Agreement, dated July 10, 2026, by and among Alice H. Chang, GOLDEN EDGE CO., LTD., DVDonet.com. Inc., World Speed Company Limited and CyberLink International Technology Corp., incorporated herein by reference to Exhibit 5 to Amendment No. 2 to Schedule 13D filed by Ms. Alice H. Chang with the SEC on July 10, 2026.

(f) – (1)	Dissenters’ Rights, incorporated herein by reference to the information set forth in the Proxy Statement under the caption “Dissenters’ Rights”.
(f) – (2)	Cayman Islands Companies Act — Section 238, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.
107	Calculation of Filing Fee Tables.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 31, 2026
Perfect Corp.
By:
/s/ Philip Tsao

Name:
Philip Tsao

Title:
Chairman of the Special Committee

ProjectNY
By:
/s/ Alice H. Chang

Name:
Alice H. Chang

Title:
Director

Ms. Alice H. Chang
By:
/s/ Alice H. Chang

GOLDEN EDGE CO., LTD.
By:
/s/ Hsiao-Chuan (Iris) Chen

Name:
Hsiao-Chuan (Iris) Chen

Title:
Director

Ms. Hsiao-Chuan (Iris) Chen
By:
/s/ Hsiao-Chuan (Iris) Chen

DVDonet.com. Inc.
By:
/s/ Liang-Chu Sun

Name:
Liang-Chu Sun

Title:
Director

World Speed Company Limited
By:
/s/ Liang-Chu Sun

Name:
Liang-Chu Sun

Title:
Director

CyberLink International Technology Corp.
By:
/s/ Jau H. Huang

Name:
Jau H. Huang

Title:
Director

CyberLink Corp.
By:
/s/ Jau H. Huang

Name:
Jau H. Huang

Title:
Director

Mr. Jau-Hsiung Huang
By:
/s/ Jau H. Huang